FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui divests interests in Hong Kong International Terminals (“HIT”),

and Yantian International Container Terminals (“YICT”)

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 16, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: February 16, 2011
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

February 16, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui divests interests in Hong Kong International Terminals (“HIT”),

and Yantian International Container Terminals (“YICT”)

Mitsui & Co., Ltd. (“Mitsui”) announced today that, Mitsui & Co. (H.K.) Ltd., a wholly owned subsidiary of Mitsui, has divested all its indirect equity and loan interests in HIT Investments Ltd. (1%,”HIT”), and in Yantian International Container Terminals Limited (2%) and the YICT business related subsidiaries, all of which (collectively called “YICT”) to Hutchison Port Holdings (HPH), the operator and the majority shareholders of HIT and YICT. HPH is a subsidiary of Hutchison Whampoa Limited and manages ports and related services worldwide.

Upon a request of HPH to purchase Mitsui’s shares, Mitsui decided on this divesture in consideration of its corporate strategy to optimize its business portfolio.

However, Mitsui’s policy of continuing to develop a strong relationship with Hutchison remains the same.

Summary of Hutchison Whampoa Limited (HWL)

Year of Establishment	1979

Location of Head Office	Hong Kong

Representative	LI Ka-Shing, Chairman

Sales	26,770 million U.S. dollars (2009)

Business activities	Ports and related services; property and Hotels; retail; energy, infrastructure, investments and others; and telecommunications.

Summary of Hutchison Port Holdings (HPH)

Year of Establishment	1866

Location of Head Office	Hong Kong

Representative	John E. Meredith, Group Managing Director

Business activities	Port investor, developer and operator

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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